November 28, 2005




Ms.  Jennifer Hardy
United States Securities and Exchange
   Commission
450 Fifth Street NW
Washington, D.C. 20549


         RE: China BAK Battery, Inc., formerly known as Medina Coffee, Inc. Pre-effective Amendment 3 to Registration Statement on Form SB-2
                  Filed October 11, 2005
                  File No.  333-122209
                  Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 and Subsequent Exchange Act Reports
                  File No.  0-49712

Dear Ms. Hardy:

         On behalf of China BAK Battery, Inc. (the "Company"), we have electronically transmitted herewith Pre-Effective Amendment No. 4 to the Registration Statement on Form SB-2, which has been marked to indicate the changes effected by the amendment. In addition, we have today forwarded by overnight delivery three (3) marked copies of Amendment No. 4 c/o Mr. Edward Kelly, for the convenience of the Staff.

         This letter responds to the Staff's letter of comment, dated October 24, 2005, on behalf of the Company.

                                     SB-2/A3
                                     -------

Summary, page 1
---------------

1. We note disclosure under "Recent Sales of Unregistered Securities" and elsewhere that China BAK Battery completed a private placement of 7.9 million shares of its common stock on September 16, 2005. Based on disclosure in exhibit 10.2 to the current report on Form 8-K dated September 14, 2005 and filed September 15, 2005, it appears that a


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Ms.  Jennifer Hardy
November 28, 2005
Page 2

         distribution of those 7.9 million shares may take place concurrently with the shares being registered under this registration statement. Expand the disclosures in the summary and in the forty-fifth risk factor to inform investors of that planned distribution and the aggregate number of shares to be offered for resale under it.

         Response: We have modified the Disclosure in accordance with the Staff's comment.

Risk Factors, page 4
--------------------

2. Refer to the first paragraph beginning with the phrase "We caution you that the following important factors, among others." If you wish to include this language in the prospectus, the appropriate section for the language is "Special Note Regarding Forward-Looking Statements" and not the risk factors section.

         Response: We have modified the Disclosure in accordance with the Staff's comment.

3. Your document as revised contains many risk factors. The risk factors section should include a discussion of the most significant risk factors that make the offering speculative or risky and should omit risks that are remote or boilerplate. See Item 503(c)(1) of Regulation S-B. For example, it is unclear why the tenth risk factor is a risk factor in view of disclosure in note 13.A.1. to the financial statements that management's belief is that the possibility of the buildings having to be vacated as illegitimate constructions is "very remote." Similarly, it is unclear why the twenty-eighth and fortieth risk factors are risk factors in view of disclosure in the forty-second risk factor that China BAK Battery has "no present intention to pay dividends." Review and, as appropriate, revise to ensure that each risk factor you include is necessary for investor protection.

         Response: We have modified the Disclosure in accordance with the Staff's comment.

4. You state in the first paragraph that there are "the following important factors, among others." Delete this language because you must disclose all risks that you believe are material at this time. See our June 7, 1999 Updated Staff Legal Bulletin No, 7 that is available on the Commission's website at http://www.sec.gov.

         Response: We have modified the Disclosure in accordance with the Staff's comment.

5. Avoid generic conclusions in the risk factors' headings and in the risk factors' discussions such as China BAK Battery's results of operations, business, financial condition, or prospects would or could be materially and adversely affected or would or could be harmed. For example, refer to the third, ninth, eleventh, and sixteenth risk factors. Rather, explain specifically what the risk's consequences or effects are for China BAK Battery and its securityholders. See comment 5 in our February 11, 2005 letter.

         Response: We have modified the Disclosure in accordance with the Staff's comment.


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Ms.  Jennifer Hardy
November 28, 2005
Page 3


6. A number of risk factors include language like "We cannot assure," "We can provide no assurances," "nor can there be any assurance," "there can be no assurance," "We can provide no assurance," "There can be no positive assurance," and "We cannot provide assurance." For example, refer to the first, fifth, eleventh, twelfth, fifteenth,, seventeenth, eighteenth, twenty-first, twenty-third, and twenty-fourth risk factors. Since the risk is the situation described and not China BAK Battery's inability to assure, please revise. See comment 6 in our February 11, 2005 letter and comment 2 in our August 2, 2005 letter.

         Response: We have modified the Disclosure in accordance with the Staff's comment.

7. Generally, each risk factor should discuss a single risk. For example, refer to the thirteenth and fourteenth risk factors, and revise.

         Response: We have modified the Disclosure in accordance with the Staff's comment.

8. Quantify and describe briefly in the second risk factor China BAK Battery's "significant amount of debt."

         Response: We have modified the Disclosure in accordance with the Staff's comments.

9. Explain how the thirteenth risk factor applies specifically to China BAK Battery. For example, does China BAK Battery lack employment contracts with key personnel? Are key personnel planning to retire or nearing retirement age? Are there tensions between key personnel and the board of directors?

         Response: We have modified the Disclosure in accordance with the Staff's comments.

10. The meaning of the next to last sentence in the seventeenth risk factor is unclear. Specifically, language appears to be missing between the phrase "the design and manufacturing capabilities" and the phrase "competitive third-party suppliers and technologies." Please revise.

         Response: We have modified the Disclosure in accordance with the Staff's comment.

Gross Profit, page 24
---------------------

11. You disclosed that your revenues increased approximately 59% from the three months ended June 30, 2004 to the three months ended June 30, 2005. You disclosed also that you expanded your manufacturing facilities and related acquisitions. If material, expand your disclosure to include how the items below affected your gross profit, including offsetting fluctuations that these may have had with one another:

         o increases in labor costs due to volume to meet the demand requirements from the increase in sales.


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Ms.  Jennifer Hardy
November 28, 2005
Page 4



         o        increases  in  depreciation   related  to  your  manufacturing
                  expansion and new equipment purchases.

         Quantify the effects that each of these components had on your gross profit. Address similarly the items above in your comparisons for the nine months ended June 30, 2005 compared to June 30, 2004 and for the fiscal year ended September 30, 2004 compared to September 30, 2003.

         Response: We have modified the Disclosure in accordance with the Staff's comments.

Report of Independent Registered Public Accounting Firm, page F-I
-----------------------------------------------------------------

12. The independent auditor's report included in your filing is not signed by your auditor. Obtain from your auditor a signed audit report. Also ensure that an updated consent is filed with your next amendment.

         Response: We have included the signed audit report and updated consent.

Statements of Stockholders' Equity, page F-4
--------------------------------------------

13. We read your responses to prior comments 11-16 and your revised disclosures. Your response to comment 35 in our June 22, 2005 letter states that before the transaction with BAK Battery, 18 individuals paid approximately $11.5 million for 31,225,643 shares of BAK International's common stock. Based on our understanding, approximately $2.0 million was received during the fiscal year ended September 30, 2004 and the remaining $9.5 million was received during the fiscal year ended September 30, 2005. We understand also the $11.5 million was used to purchase essentially all of the shares of BAK Battery from the shareholders of BAK Battery during the fiscal year ended September 30, 2005. We would expect these cash inflows and outflows to be reflected in your statements of stockholders' equity and cash flows during these periods since you appear to be reflecting the transaction between BAK Battery and BAK International as a transaction between entities under common control. Revise your balance sheet, statements of stockholders' equity, and statements of cash flows to reflect these transactions. Also file amended 10-QSBs for filings made after January 20, 2005. If our understanding is incorrect, tell us how you determined that the transactions mentioned above should not be reflected in your financial statements for these periods.

         Response: On November 6, 2004 the shareholders of BAK Battery agreed to purchase for a total of $11.5 million in cash 96.8% of the outstanding shares of capital stock of BAK International and BAK International agreed to purchase for a total of $11.5 million cash all of the outstanding shares of capital stock of BAK Battery. Please see note 2 to the Unaudited Consolidated Financial Statement at June 30, 2005.


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Ms.  Jennifer Hardy
November 28, 2005
Page 5



14. We read your response to prior comment 17 and your revised disclosures. Based on your revised disclosure, it does not appear that you have presented separately the date of the effective issuance, the number of shares effectively issued, and the value issued for the 1,152,458 post-transaction shares effectively issued to the former shareholders of Medina Coffee, Inc. Thus, revise your disclosure. Also ensure that you reflect this change in your balance sheet.

         Response: We have modified the Disclosure in accordance with the Staff's comments.

Note 19.  Restatement of Consolidated Financial Statements, page F-28
---------------------------------------------------------------------

15. Confirm to us that the restatements disclosed in this note to the financial statements did not affect your financial statements included in your 10-QSBs for the fiscal quarters ended March 31, 2005 and June 30, 2005. If after considering our comment you determine that these periods should be restated, file amended 10-QSBs for the periods affected.

         o We remind you that when you file your restated IO-QSB/A, you should appropriately address these items:

         o        An explanatory paragraph in the reissued audit opinion.

         o        Full compliance with APB 20, paragraphs 36 and 37.

         o Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data.

         o        Updated Item 3 disclosures should include these items:

                  A   discussion   of  the   restatement   and  the   facts  and
                  circumstances surrounding it.

                  How the restatement impacted the original conclusions of your chief executive officer and chief financial officer on the effectiveness of the disclosure controls and procedures.

                  Changes to internal controls over financial reporting.

                  Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

                  Refer to Items 307 and 308(c) of Regulation S-B.


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Ms.  Jennifer Hardy
November 28, 2005
Page 6



         o        Updated certifications.

         Response: We will file amended 10-QSB's for March 31, 2005 and June 20, 2005.

Exhibits 10.3 and 10.4
----------------------

16. We note the response to prior comment 23. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness.

         Response:  We are filing with  Pre-Effective  Amendment  No. 4 Exhibits
         10.3 and 10.4.

Exhibit 10.8
------------

17.      Exhibit  10.8  appears to be the same exhibit that was filed as exhibit
         10.17 in pre-effective amendment 2 to the registration statement. Since you represent in response to prior comment 24 that exhibit 10.17 was deleted because the agreements were terminated, it is unclear why you include the exhibit. Since you include the exhibit, it is unclear also why you did not include a summary of the omitted terms in response to prior comment 25. Please revise or advise.

         Response: This agreement is no longer in effect and will not be included as an exhibit.

Exhibit 10.9
------------

18.      Exhibit  10.9  appears to be the same exhibit that was filed as exhibit
         10.18 in pre-effective amendment 2 to the registration statement. Since Jilin Provincial Huaruan Technology Company, Ltd., a corporation owned by Mr. Xianggian Li, a director and officer of China BAK Battery, is a party to the agreement, it is unclear why you did not submit a fair and accurate English transaction of the entire foreign language document in response to prior comment 24. Please revise or advise. Also confirm that Jilin Provincial Huaruan Technology Company, Ltd. is a party to the agreement filed as exhibit 10.30 rather than exhibit 10.33 as you represent in response to prior comment 24.

         Response:   A  full   translation   is  included  at  Exhibit  10.9  of
         Pre-Effective Amendment No. 4.

Exhibit 10.33
-------------

19. We are unable to locate the exhibit in the quarterly report on Form 10-QSB for the quarter ended June 30, 2005 that China BAK Battery filed with the Commission on August 19, 2005. Please revise or advise. Also confirm that Mr. Xiangqian Li is not a guarantor for the agreement filed as exhibit 10.44 as you represent in response to prior comment 24.


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Ms.  Jennifer Hardy
November 28, 2005
Page 7


         Response: A full translation is included at Exhibit 10.33 of Pre-Effective Amendment No. 4. Exhibit 10.33 is a Guarantee Contract of Maximum Amount between Xiangqian Li and Shuibei Branch of Shenzhen Commercial Bank. Exhibit 10.44 is a registration rights agreement to which Mr. Li is not a guarantor.

Exhibit 23.1
------------

20. The consent obtained from Schwartz Levitsky Feldman LLP consents to the use of its name and use of the report of Independent Registered Public Accounting Firm dated December 30, 2004 and note 18(d) dated September 16, 2005. However, the audit report that you included in your SB-2/A on page F-1 is dated September 30, 2005 and related to note 18(d). Obtain and include in your filing an updated consent from your auditor that references the correct audit report date for note 18(d).

         Response: The audit report of Schwartz Levitsky Feldman LLP has been corrected to reflect that it is given as of September 16, 2005 and the consent of Schwartz Levitsky Feldman LLP reflects the corrected date.

                                     10-KSB
                                     ------

21. It does not appear that you responded to prior comments 26 and 27. Thus, we reissue the comments and request that you amend the document.

         Response: We will modify the Disclosure in accordance with the Staff's comments and refile by amendment.

                              June 30, 2005 10-QSB
                              --------------------

Item 3.  Controls and Procedures, page 40
-----------------------------------------

22. Your disclosure concludes that your disclosure controls and procedures "are effective in timely alerting them to material information related to us is required to be included in our periodic SEC filings." This is an incomplete definition of disclosure controls and procedures under Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Confirm to us and revise your disclosure to clarify, if true, that you concluded that your disclosure controls and procedures are effective to ensure that:

         o Information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms.

         o Information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its


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Ms.  Jennifer Hardy
November 28, 2005
Page 8


                  principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

         Refer to Exchange Act Rules 13a-15(e) and 15d-15(e) for the full definition of disclosure controls and procedures.

         Response: We will modify the Disclosure in accordance with the Staff's comments and refile by amendment.

            8-K dated September 14, 2005 and filed September 15, 2005
            ---------------------------------------------------------

Exhibit 10.1
------------

23.      As noted previously,  absent an order granting confidential  treatment,
         Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file exhibits A-F to exhibit 10.1, file by amendment the exhibits. See comment 60 in our February 11, 2005 letter and comment 23 in our August 2, 2005 letter.

         Response: We will file the exhibits by amendment.

         Please feel free to call if you have any questions about any of the foregoing.


                                                     Very truly yours,

                                                      /s/ Robin Bradford

                                                     Robin Bradford